02056420

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 8/1/02

For the month of August, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated August 27, 2002

Document 1

Contacts:
Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

DataMirror Announces Financial Results for Second Quarter of Fiscal 2003

- *Revenue of $14.8 million*
- *Adjusted net income of $1.1 million or $0.10 per share*
- *Cash flow from operations of $3.5 million*

TORONTO, CANADA – (August 27, 2002) – DataMirror (Nasdaq: DMCX; TSX: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the second quarter of fiscal 2003.

Revenue for the quarter ended July 31, 2002 ("Q2 fiscal 2003") was $14,813,000, as compared to $14,017,000 for the quarter ended July 31, 2001 ("Q2 fiscal 2002"), an increase of 5.7%. Adjusted net income (excluding the pro rata share of losses resulting from the Company's investment in PointBase, Inc. ("PointBase") and amortization of intangibles) for the quarter was $1,110,000 or $0.10 per share, as compared to adjusted income on the same basis of $451,000 or $0.04 per share for Q2 fiscal 2002, an increase of 146.1%. The GAAP net loss for Q2 fiscal 2003 was $186,000 or ($0.02) per share compared to a net loss of $1,511,000 or ($0.13) per share for Q2 fiscal 2002, a decrease of 87.7%. Cash flow from operations for Q2 fiscal 2003 was $3,535,000 or $0.31 per share. Cash, cash equivalents and short-term investments stood at $33,456,000 or $2.93 per common share at the end of the quarter.

Revenue from licence sales was 52.6% of total revenue in Q2 fiscal 2003 with a gross margin of 99.1%, as compared to 49.5% of total revenue and gross margin of 99.0% in Q2 fiscal 2002. Gross margin on maintenance and services was 54.7% in Q2 fiscal 2003, as compared to 52.3% in Q2 fiscal 2002. Overall gross margin for Q2 fiscal 2003 increased to 78.1% from 75.4% for Q2 fiscal 2002. Operating expenses for Q2 fiscal 2003 were $10,952,000 compared to $11,409,000 for Q2 fiscal 2002, a decrease of 4.0%. Total costs, including costs of revenue, were $14,200,000 for Q2 fiscal 2003, down 4.6% from $14,851,000 in Q2 fiscal 2002. Total

headcount was 324 at July 31, 2002 as compared to 331 at July 31, 2001, and up slightly from 311 at the end of the first quarter of fiscal 2003.

Revenue for the six months ended July 31, 2002 was $28,955,000, as compared to $27,562,000 for the six months ended July 31, 2001, an increase of 5.1%. Adjusted net income for the six months ended July 31, 2002 was $1,747,000 or $0.15 per share, as compared to adjusted net income of $480,000 or $0.04 per share for the six months ended July 31, 2001, an increase of 264.0%. The GAAP net loss for the six months ended July 31, 2002 was $1,133,000 or ($0.10) per share, as compared to a net loss of $3,519,000 or $0.30 per share for the six months ended July 31, 2001, a decrease of 67.8%.

"The positive trends we saw in our first quarter continued through the second quarter," said Peter Cauley, CFO of DataMirror. "Driven by a year-over-year increase of over 12% in licence revenue, our total revenue increased by 5.7% over the second quarter of last year and by 4.7% over the first quarter of this year. We were successful in controlling costs this quarter, maintaining our total cost level from the first quarter while increasing headcount, and we continue to generate significant positive cash flow from operations. Our balance sheet is strong, days sales outstanding of 57 days are our lowest ever and our deferred revenue balance rose significantly. The strength of the balance sheet and our solid business model position the Company well for continued and increasingly profitable growth over the balance of fiscal 2003."

In the second quarter of fiscal 2003 DataMirror achieved the following milestones:

- **Added 34 new customers** – New customers contributed 35% of licence revenue for the quarter. Key customer wins included: Ascom Hasler Mailing Systems Inc., Fidelity Management & Research Company, Gilsbar Insurance Services, Inc., GlaxoSmithKline, LandesSportBund Nordrhein Westfalen, Major League Baseball, Schutze-Werke, and Wilbur-Ellis. Existing customers such as Campbell Soup Company, FedEx Ground, Hamilton Sundstrand, JohnsonDiversey, Inc. and Paramount Pictures Corporation also purchased additional licences of our software during the quarter.

- **Ranked Third in *Canadian Business* Tech100** – DataMirror placed third overall in the 2002 *Canadian Business* Tech100, the definitive ranking of Canada's hottest tech companies. The Company's overall third place ranking is based on revenue growth, profit, profitability growth and market cap growth.
- **Announced "HA for Under $60K" Promotion** – The Company announced a special high availability (HA) solution package aimed at small-to-medium sized IBM iSeries users. Building on IBM's GreenStreak promotion for iSeries, DataMirror will deliver a highly cost-effective HA solution package with enhanced service levels to protect and maintain iSeries investments for under $60,000 USD.
- **Announced "Go Live on 9i" Upgrade** – The Company announced a special "Go Live on 9i" offer for Oracle-based companies that have not upgraded to Oracle 9i, but still need a high availability solution today to protect their Oracle data. Under this special offer, Oracle-based companies that purchase DataMirror Transformation Server™ to satisfy their immediate need for Oracle high data availability are eligible to upgrade to DataMirror iReflect™ for Oracle 9i within one year with no additional software licensing fees.

"DataMirror's Live Business theme and the real-time flow of data throughout the enterprise continues to resonate in all of our markets," commented Nigel Stokes, CEO of DataMirror. "The LiveResiliency business was particularly strong in the second quarter, while our LiveIntegration and LiveAudit products continue to be in high demand. The benefits of increased revenue visibility provided by our recurring subscription model is under-estimated by the market. Solid cash flow and low accounts receivables balances speak to the level of delight that customers have with DataMirror's product. Clearly, satisfied and committed customers pay quickly. The demand for our products is driving the company to increase the size of its salesforce and business development teams in the next two quarters."

Business Outlook:

In the third quarter of fiscal 2003, DataMirror expects revenue to be in the range of $15.0 to $16.0 million. Adjusted net income (excluding the pro rata share of losses resulting from the Company's investment in PointBase, Inc. and amortization of intangibles) is expected to be in the range of $0.10 to $0.14 per share.

DataMirror will hold a webcast and conference call to present the results for the second quarter at 5:00 p.m. EST today, August 27, 2002. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-475-3716 at approximately 4:55 p.m. EST on August 27 using reservation number 240746. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces Second Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

# # #

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new

products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	July 31, 2002	January 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$33,456	$9,073
Short-term investments	0	27,422
Accounts receivable	9,205	12,773
Prepaid expenses	1,859	1,747
Future income taxes	1,830	1,851
	46,350	52,866
Capital assets	3,685	3,702
Investment tax credits recoverable	2,308	2,440
Investments	14,603	7,495
Intangibles	11,654	13,100
	$78,600	$79,603
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$3,562	$3,855
Deferred revenue	15,608	14,583
Income taxes payable	271	0
Current portion of long-term liabilities	1,569	1,464
Current portion of capital lease obligations	111	138
	21,121	20,040
Future income taxes	1,030	1,106
Capital lease obligations	55	98
	22,206	21,244
Shareholders' Equity		
Share capital		
Common shares (July 31, 2002 - 11,399,489 January 31, 2001 - 11,472,027)	64,365	64,740
Cumulative translation adjustment	(498)	(498)
Deficit	(7,473)	(5,883)
	56,394	58,359
	$78,600	$79,603

DataMirror Corporation
Consolidated Statements of Loss
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,	
	2002	2001	2002	2001
Revenue				
Licence	$7,799	$6,944	$14,903	$13,249
Maintenance	5,664	5,302	11,226	10,261
Services	1,350	1,771	2,826	4,052
	14,813	14,017	28,955	27,562
Cost of revenue				
Licence	70	68	127	133
Maintenance and services	3,178	3,374	6,297	7,126
	3,248	3,442	6,424	7,259
Gross margin	11,565	10,575	22,531	20,303
Operating expenses				
Selling and marketing	5,216	5,342	10,663	10,701
Research and development	2,819	2,841	5,438	5,379
General and administration	2,232	2,393	4,501	4,601
Amortization of intangibles	685	833	1,370	1,594
	10,952	11,409	21,972	22,275
Operating income (loss)	613	(834)	559	(1,972)
Investment income	102	218	243	449
Income (loss) before income taxes	715	(616)	802	(1,523)
Income tax expense (recovery)	290	(234)	425	(409)
Income (loss) before the under-noted	425	(382)	377	(1,114)
Equity loss from investment in PointBase, Inc.	(611)	(1,129)	(1,510)	(2,405)
Net loss	($186)	($1,511)	($1,133)	($3,519)
Basic loss per share	($0.02)	($0.13)	($0.10)	($0.30)
Weighted average number of shares outstanding (000's)	11,434	11,551	11,445	11,570

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating activities				
Net loss	($186)	($1,511)	($1,133)	($3,519)
Add (deduct) items not affecting cash:				
Amortization of capital assets	477	437	907	834
Amortization of intangibles	685	833	1,370	1,594
Loss from investment in PointBase, Inc.	611	1,129	1,510	2,405
Future income taxes	16	(298)	(52)	(169)
Non-cash interest expense	30	57	60	136
Non-cash foreign exchange loss	14	0	45	0
Non-cash operating expense	38	0	76	0
	1,685	647	2,783	1,281
Changes in non-cash working capital balances	1,850	1,029	4,584	7,196
	3,535	1,676	7,367	8,477
Investing activities				
Capital asset additions	(387)	(479)	(889)	(590)
Investment in Idion	(8,263)	0	(8,617)	0
Sale of short-term investments	0	0	27,422	0
Acquisition of technology	0	(596)	0	(596)
	(8,650)	(1,075)	17,916	(1,186)
Financing activities				
Capital lease payments	(37)	(69)	(70)	(145)
Issuance of share capital	67	270	273	366
Repurchase of share capital	(816)	(185)	(1,103)	(912)
	(786)	16	(900)	(691)
Increase (decrease) in cash and cash equivalents	(5,901)	617	24,383	6,600
Cash and cash equivalents				
Beginning of period	39,357	34,188	9,073	28,205
End of period	$33,456	$34,805	$33,456	$34,805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer